UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes  |_|                           No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes  |_|                           No  |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  |_|                           No  |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1.    Press release dated April 4, 2005

      2.    Press release dated 14, 2005

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                  (Registrant)

                                  By: /s/ Sebastien Gignac
                                      -----------------------------------------
                                      Name:  Sebastien Gignac
                                      Title: Vice President, Corporate Affairs,
                                             Secretary and General Counsel

Dated: April 29, 2005

[LOGO]

News release
For immediate publication

          ART TO BE PRESENT AT THE ANNUAL CONFERENCE ON IMAGE ANALYSIS
                 AND IN-VIVO PHARMACOLOGY IN ROSKILDE, DENMARK

      Scientific presentation by ART researchers to discuss applications of
                              eXplore Optix system

Montreal, Canada, April 4, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, will be demonstrating the new eXplore Optix multi-wavelength system at the GE booth during the first annual Conference on Image Analysis and in-Vivo Pharmacology (IAVP), being held at the Hotel Comwell Roskilde in Roskilde, Denmark, from April 7 to 9, 2005. In addition, ART will be participating in the scientific programme with a presentation on the applications of time-domain imaging technologies.

---Applications of time-domain in-vivo fluorescence imaging (Thursday, April 7th, morning session)

This presentation by Dr. Laura McIntosh, Director of Molecular Imaging at ART, will discuss the applications of time-domain in-vivo fluorescence imaging using the new eXplore Optix multi-wavelength system. These applications include pharmacodynamics, pharmacokinetics and toxicology studies in small animals and generate quantitative information on fluorescent decay and on 3D biodistribution. Furthermore, the time-domain in-vivo imaging technique allows for the differentiation between endogenous and exogenous fluorescence.

"The enhanced depth sensitivity of time-resolved imaging offered by the explore Optix system will improve the drug development process," explained Dr. McIntosh. "Indeed, without an accurate estimation of depth, any attempt at evaluating fluorophore concentrations quantitatively can lead to potential errors. This is where the time domain system is superior to other systems," added Dr. McIntosh.

IAVP is a new interdisciplinary forum bringing together scientists from the life-sciences, physics, imaging and image analysis to present new developments in the in vivo imaging technology and image analysis (www.iavp.info ).

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
(Subject to regulatory approval)
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO]

News release
For immediate publication

                   ART TO BE PRESENT AT THE ANNUAL CONFERENCE
             OF THE AMERICAN ASSOCIATION FOR CANCER RESEARCH (AACR)
                             IN ANAHEIM, CALIFORNIA

Montreal, Canada, April 14, 2005 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the annual conference of the American Association for Cancer Research (AACR) being held at the Anaheim Convention Center in Anaheim, California, from April 16 to 20, 2005.

ART will showcase the multiwavelength eXplore Optix(TM) system, a pre-clinical optical molecular imager designed to provide in vivo biodistribution and pharmacokinetics data, at the GE Healthcare booth (#787) located in the Exhibit Hall C and D of the Anaheim Convention Center.

About AACR

Founded in 1907, AACR's mission is to accelerate the prevention and cure of cancer through research, education, communication and advocacy. AACR's annual meeting attracts more than 12,000 participants who share new and significant discoveries in the cancer field.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com